Simpson Thacher & Bartlett LLP
2475 HANOVER STREET PALO ALTO, CA 94304
TELEPHONE: +1-650-251-5000 FACSIMILE: +1-650-251-5002
Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

VIA EDGAR                                                                                              December 8, 2020

Re:	Acceleration Request for CBRE Acquisition Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-249958)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, CBRE Acquisition Holdings, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on December 10, 2020, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (650) 251-5110 with any questions.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

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